                        UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION
                   WASHINGTON, D.C. 20549

                       SCHEDULE 13D/A

           UNDER THE SECURITIES EXCHANGE ACT OF 1934





                                   MFIC Corp.
                  ---------------------------------------------
                                (Name of Issuer)

                           Common Stock, no par value
                  ---------------------------------------------
                         (Title of Class of Securities)

                                    595073107
                  ---------------------------------------------
                                 (CUSIP Number)

                                 Joseph P. Daly
                               497 Circle Freeway
                             Cincinnati, Ohio 45246
                                 (513) 943-7100
    ------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)


                                February 11, 2008
    ------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


-----------------------------------------------------------------------------------------------------------
CUSIP No.     595073107                            13D/A
              -----------
-----------------------------------------------------------------------------------------------------------

    1   NAMES OF REPORTING PERSONS

            Joseph P Daly

        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
-----------------------------------------------------------------------------------------------------------
    2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                    (a) [ ]
                                                                                                    (b) [X]
-----------------------------------------------------------------------------------------------------------
    3   SEC USE ONLY

-----------------------------------------------------------------------------------------------------------
    4   SOURCE OF FUNDS (See Instructions)

                PF
-----------------------------------------------------------------------------------------------------------
    5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)         [ ]
-----------------------------------------------------------------------------------------------------------
    6   CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
-----------------------------------------------------------------------------------------------------------
       NUMBER OF SHARES             7    SOLE VOTING POWER

         BENEFICIALLY                    577,000
                             ------------------------------------------------------------------------------
           OWNED BY                 8    SHARED VOTING POWER

        EACH REPORTING                   -0-
                             ------------------------------------------------------------------------------
         PERSON WITH                9    SOLE DISPOSITIVE POWER

                                         577,000
                             ------------------------------------------------------------------------------
                                   10    SHARED DISPOSITIVE POWER

                                         -0-
                             ------------------------------------------------------------------------------
   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               577,000
-----------------------------------------------------------------------------------------------------------
   12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)        [ ]
-----------------------------------------------------------------------------------------------------------
   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                5.63%
-----------------------------------------------------------------------------------------------------------
   14   TYPE OF REPORTING PERSON (See Instructions)

                  IN
-----------------------------------------------------------------------------------------------------------


-----------------------------------------------------------------------------------------------------------
CUSIP No.     595073107                            13D/A
              -----------
-----------------------------------------------------------------------------------------------------------

    1   NAMES OF REPORTING PERSONS

            Karina Daly

        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
-----------------------------------------------------------------------------------------------------------
    2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                    (a) [ ]
                                                                                                    (b) [X]
-----------------------------------------------------------------------------------------------------------
    3   SEC USE ONLY

-----------------------------------------------------------------------------------------------------------
    4   SOURCE OF FUNDS (See Instructions)

                PF
-----------------------------------------------------------------------------------------------------------
    5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)         [ ]
-----------------------------------------------------------------------------------------------------------
    6   CITIZENSHIP OR PLACE OF ORGANIZATION

            Mexico, Permanent US Resident
-----------------------------------------------------------------------------------------------------------
       NUMBER OF SHARES             7    SOLE VOTING POWER

         BENEFICIALLY                    24,600
                             ------------------------------------------------------------------------------
           OWNED BY                 8    SHARED VOTING POWER

        EACH REPORTING                   -0-
                             ------------------------------------------------------------------------------
         PERSON WITH                9    SOLE DISPOSITIVE POWER

                                         24,600
                             ------------------------------------------------------------------------------
                                   10    SHARED DISPOSITIVE POWER

                                         -0-
                             ------------------------------------------------------------------------------
   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               24,600
-----------------------------------------------------------------------------------------------------------
   12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)        [ ]
-----------------------------------------------------------------------------------------------------------
   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                0.24%
-----------------------------------------------------------------------------------------------------------
   14   TYPE OF REPORTING PERSON (See Instructions)

                  IN
-----------------------------------------------------------------------------------------------------------


-----------------------------------------------------------------------------------------------------------
CUSIP No.     595073107                            13D/A
              -----------
-----------------------------------------------------------------------------------------------------------

    1   NAMES OF REPORTING PERSONS

            EssigPR Inc.

        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
-----------------------------------------------------------------------------------------------------------
    2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                    (a) [ ]
                                                                                                    (b) [X]
-----------------------------------------------------------------------------------------------------------
    3   SEC USE ONLY

-----------------------------------------------------------------------------------------------------------
    4   SOURCE OF FUNDS (See Instructions)

                WC
-----------------------------------------------------------------------------------------------------------
    5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)         [ ]
-----------------------------------------------------------------------------------------------------------
    6   CITIZENSHIP OR PLACE OF ORGANIZATION

            Mayaguez, PR, USA
-----------------------------------------------------------------------------------------------------------
       NUMBER OF SHARES             7    SOLE VOTING POWER

         BENEFICIALLY                    126,400
                             ------------------------------------------------------------------------------
           OWNED BY                 8    SHARED VOTING POWER

        EACH REPORTING                   -0-
                             ------------------------------------------------------------------------------
         PERSON WITH                9    SOLE DISPOSITIVE POWER

                                         126,400
                             ------------------------------------------------------------------------------
                                   10    SHARED DISPOSITIVE POWER

                                         -0-
                             ------------------------------------------------------------------------------
   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               126,400
-----------------------------------------------------------------------------------------------------------
   12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)        [ ]
-----------------------------------------------------------------------------------------------------------
   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                1.23%
-----------------------------------------------------------------------------------------------------------
   14   TYPE OF REPORTING PERSON (See Instructions)

                  CO
-----------------------------------------------------------------------------------------------------------

         ITEM 1. SECURITY AND ISSUER.

        The class of equity security to which this statement relates is the common stock (the "Common Stock"), no par value per share ("Share"), of MFIC Corporation, a Newton, Massachuesetts corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 30 Ossipee Road, PO Box 9101,Newton, MA 02464.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 is hereby amended to read as follows:

The source of funds used by the Reporting Persons are personal funds of each such person with respect to the purchases of such person, except the source of funds used for the purchases by EssigPR, Inc were from working captial. The Reporting Persons did not borrow any funds to acquire their respective shares. The following table shows the APPROXIMATE amounts of funds paid for the Shares by the Reporting Persons.

Joseph P Daly                        $852,435


Karina Daly                            38,672


EssigPR, Inc.                         178,047


         ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 is hereby amended to read as follows:

(a) The Reporting Persons hereby report beneficial ownership, in the manner hereinafter described, of 728,000 shares of the Issuer:

                                            Percentage of
                             Number Of      Outstanding
Shares Held in the Name of   Shares         Security (1)
Joseph P Daly                577,000        5.63%


Karina Daly                   24,600        0.24%


EssigPR Inc.                 126,400(2)     1.23%
                             ----------     -------

TOTAL                        728,000        7.10%


(1) The foregoing percentages assume that the number of Shares of the Issuer outstanding,based on the number reported in the Issuer's 10- Q for the quarter ended September 30, 2007 and the subsequent Form 4 filings is 10,256,732 Shares (as of February 11, 2008).

(2) Shares are held by EssigPR,Inc., a C corporation controlled by Joseph P. Daly



(b) Joseph P. Daly has sole voting and dispositive power over his shares enumerated in paragraph (a). Karina Daly has sole voting and dispositive power over her shares enumerated in paragraph (a). EssigPR, Inc. has shared voting and dispositive power over its shares enumerated in paragraph (a).

(c)  Transactions for the 60 days prior to the date of this Schedule 13D/A:


Person Who Effected the Transaction      Transaction Date       Number of Shares Purchased     Price per Share

Joseph P. Daly                           12/14/2007                      1000                    1.15
Joseph P. Daly                           12/17/2007                      1100                    1.15
Joseph P. Daly                           12/17/2007                      3500                    1.12
Joseph P. Daly                           12/18/2007                      1000                    1.12
Joseph P. Daly                           12/20/2007                      1900                    1.16
Joseph P. Daly                           12/24/2007                     36577                    1.00
Joseph P. Daly                           12/26/2007                      1123                    1.11
Joseph P. Daly                           12/27/2007                      1100                    1.10
Joseph P. Daly                           12/28/2007                       500                    0.95
Joseph P. Daly                           01/07/2008                       500                    1.06
Joseph P. Daly                           01/09/2008                      1500                    1.04
Joseph P. Daly                           01/09/2008                       650                    1.01
Joseph P. Daly                           01/11/2008                       950                    1.03
Joseph P. Daly                           01/16/2008                      1000                    1.05
Joseph P. Daly                           01/22/2008                      1500                    1.05
Joseph P. Daly                           01/22/2008                      1150                    1.03
Joseph P. Daly                           01/22/2008                      2900                    1.02
Joseph P. Daly                           02/06/2008                       750                    1.15
EssigPR                                  02/01/2008                      2000                    1.12
EssigPR                                  02/04/2008                      4000                    1.20
EssigPR                                  02/05/2008                      2000                    1.15
EssigPR                                  02/06/2008                      3000                    1.15
EssigPR                                  02/07/2008                      4000                    1.15
EssigPR                                  02/07/2008                       500                    1.08
EssigPR                                  02/08/2008                       100                    1.08
EssigPR                                  02/08/2008                      2500                    1.12
EssigPR                                  02/11/2008                      2400                    1.08
EssigPR                                  02/11/2008                      4425                    1.11
EssigPR                                  02/11/2008                      1475                    1.12
Karina Daly                              01/07/2008                       800                    1.08
Karina Daly                              02/06/2008                       700                    1.15

            Excluding the private transaction on 12/24/2007, all transactions were effectuated through open-market purchases,

         (d) RIGHT TO RECEIVE OR POWER TO DIRECT: Not applicable.

         (e) DATE REPORTING PERSON CEASED TO BE 5% OWNER: Not applicable.

                                    SIGNATURES

        After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2008
                                               /s/   Joseph P Daly
                                               ------------------------
                                               Print Name: Joseph P Daly


                                               /s/   Karina Daly
                                               ------------------------
                                               Print Name: Karina Daly



EssigPR, Inc.
By:                                            /s/   Joseph P Daly
                                               ------------------------
                                               Print Name: Joseph P Daly